[Reference Translation]
June 14, 2011
To Whom It May Concern:
Company Name: Hino Motors, Ltd.
Name and Title of Representative: Yoshio Shirai, President
(Code Number: 7205 The first sections of the Tokyo Stock
Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person: Masashi Ueno,
General Manager, Corporate Communications Dept.,
Corporate Planning Division
Telephone Number: 042-586-5494
(The Parent Company of Hino Motors, Ltd.)
Company Name: Toyota Motor Corporation
Name and Title of Representative: Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Financial Forecasts for FY2012

We hereby give notification that, at the meeting of the Board of Directors of Hino Motors, Ltd. (the “Company”) held today, the Company has decided to announce the following financial forecasts for FY2012 (April 1, 2011 through March 31, 2012), which were not announced on May 10, 2011, the day we announced the financial results for FY2011.

1. Full-year consolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	1,350,000	35,000	31,000	12,000	21.06
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results for FY2011	1,242,691	28,902	25,058	-10,041	-17.61

2. Full-year unconsolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	1,000,000	13,000	22,000	10,000	17.54
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results for FY2011	903,453	414	1,081	-20,965	-36.75

3.  Summary of the financial forecasts
The financial forecasts for FY2012 were tentatively undecided because the effect of the March 11, 2011 Great East Japan Earthquake (including the decrease in the utilization of the production plant) on the current fiscal year’s financial results was unclear.  Today, we announce our financial forecast because we can now estimate our general production and sales trends since our supply chain has improved and we now have guidance as to the type of measures we must take this summer to meet electricity saving requirements.
With respect to the domestic market for trucks and buses for the current fiscal year, the Company expects that the demand will recover as compared to the previous fiscal year, and with respect to overseas markets for trucks and buses, the demand remains strong, especially in emerging countries including those in Asia.  As for profits, although we expect a decline in profits due to a fluctuation of material costs resulting from the high natural resource prices as well as strong yen in exchange rate, we will make efforts to achieve an increase in profit by increasing the vehicle unit sales and enhancing cost reduction efforts.

Conditions such as the number of vehicle unit sales are as follows (the numbers in parentheses are the actual results for the previous fiscal year):
•	Global trucks and buses unit sales	128 thousand units (113 thousand units)
•	Vehicle unit sales for Toyota	159 thousand units (159 thousand units)
•	Exchange rate	¥80.00 = $1.00 (¥86.00 = $1.00)

As for our consolidated financial forecasts for the first half of FY2012 (April 1, 2011 through September 30, 2011), we will continue to analyze the details and plan to disclose such financial forecasts at the time we announce the first quarter financial results for FY2012.

(Note)
The prospective figures for the financial results stated above are based upon information that is currently in the Company’s possession and upon certain premises that the Company deems reasonable.  The Company’s actual future performance or other similar results could differ materially from those discussed above, due to various factors.